OSISKO PORTFOLIO UPDATE

Realizes Proceeds of $25.5 Million on AuRico Investment

(Montréal, January 9, 2018) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its investment portfolio. The Company reports that it has delivered its shares of AuRico Metals Inc. (“AuRico”) to Centerra Gold Inc. for a $1.80 cash consideration per share and for proceeds of $25.5 million, generating a gain for Osisko of $15.5 million, based on the cash cost of the shares. The Company thus realized a 155%1 return on its investment.

Sean Roosen, Chair and Chief Executive Officer, noted: “We are very pleased with the return we realized on our investment in AuRico. The investment portfolio is a key part of our business plan and enables the Company to create great value for its shareholders.”

The Company maintains an investment portfolio in publicly held resource companies as part of its accelerator model. Principal holdings include:

•	15.5% interest in Osisko Mining Inc.;
•	32.7% interest in Barkerville Gold Mines Ltd.;
•	12.7% interest in Falco Resources Ltd.; and
•	12.8% interest in Osisko Metals Incorporated.

As of December 31, 2017, the investment portfolio had an estimated fair value of $411.3 million in addition to the fair value of the AuRico shares delivered for proceeds of $25.5 million in January 2018. Since June 16, 2014, the Company has grown its investment portfolio from $15.6 million to $436.8 million at the end of December 31, 2017. During the investment period, the Company has monetized several investments and crystalized gains of $70 million based on the cash cost of the shares including the gain on the AuRico shares. In addition, several equity investments have allowed the Company to acquire royalty interests and future rights on several strategic exploration properties and development projects located in highly attractive mineral camps and jurisdictions and to shelter royalty income from income taxes. In connection with its investment portfolio, the Company has acquired royalties and future rights on properties for a total of approximately $84 million.

_____________________________________
1 Total return on investment is a non-IFRS financial performance measure, which has no standard definition under IFRS. Total return calculation is the sum of the capital gains and dividends divided by the cost of the investment and represents the return earned through the life of the investment.

	Number of	Cash Cost[2]	Estimated Fair Value[3]
Marketable Securities	Shares	(C$M)	(C$M)
Osisko Mining Inc (OSK)	32,302,034	72.5	109.5
Barkerville Gold Mines Ltd. (BGM)	142,309,310	71.3	106.7
Dalradian Resources Inc. (DNA)	31,717,687	39.7	42.0
Falco Resources Ltd. (FPC)	23,927,005	15.4	20.8
Aquila Resources Inc. (AQA)	49,651,857	12.9	12.9
Osisko Metals Incorporated (OM)	9,006,667	5.7	7.8
Other		127.9	111.6
TOTAL		345.4	411.3

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 12.7% interest in Falco Resources Ltd. and a 32.7% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. These forward-looking statements, may involve, but are not limited to, comments with respect to the directors and officers of Osisko. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking information statements set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko Gold Royalties:

______________________________
2 Non-IFRS measure representing the cash acquisition cost.
3 The estimated fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2017.

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com